UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 2025

Commission File Number: 001-35158

PHOENIX NEW MEDIA LIMITED

Floor 25, Tower B, POSCO Center

Hongtai East Street

Wangjing, Chaoyang District,

Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1 — Phoenix New Media Announces New Program License Agreement with Phoenix TV

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX NEW MEDIA LIMITED

	By:	/s/ Edward Lu
	Name:	Edward Lu
	Title:	Chief Financial Officer

Date: November 5, 2025